CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2006 and 2005

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Great Basin Gold Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
March 16, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2006	2005
Assets

Current assets
Cash and equivalents	$33,964,436	$17,516,909
Amounts receivable	426,349	208,762
Inventory (note 4)	53,437	–
Due from related parties (note 10)	173,455	–
Investments (note 7(c))	–	179,000
Prepaid expenses	539,991	85,164
	35,157,668	17,989,835

Equipment (note 6)	1,472,501	6,080
Reclamation deposits (note 7(a))	103,702	63,580
Investments (note 5)	2,274,649	–
Mineral property interests (note 7)	110,910,000	98,630,000

	$149,918,520	$116,689,495

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,330,823	$644,245
Due to related parties (note 10)	–	55,960
	1,330,823	700,205

Future income taxes (note 11)	18,837,000	19,364,000
Site reclamation obligations (note 8)	405,000	–
	19,242,000	19,364,000

Shareholders' equity
Share capital (note 9)	201,457,592	161,228,635
Warrants (note 9(d))	1,252,000	–
Contributed surplus (note 9(e))	7,863,472	5,007,211
Deficit	(81,227,367)	(69,610,556)
	129,345,697	96,625,290
Nature of operations (note 1)
Subsequent events (notes 7(a), 7(b), 9(c), 9(d), and 13)
Commitments (note 7)

	$149,918,520	$116,689,495

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdi Dippenaar	/s/ Ronald W. Thiessen

Ferdi Dippenaar	Ronald W. Thiessen
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended December 31
	2006	2005

Expenses (income)
Conference and travel	1,076,087	336,402
Exploration (see schedule of exploration expenses)	8,007,215	3,884,972
Foreign exchange gain	(1,855,404)	(3,114,429)
Interest and other income	(1,278,543)	(479,911)
Legal, accounting, and audit	541,391	502,872
Office and administration	3,639,079	1,222,037
Shareholder communications	337,111	283,838
Stock-based compensation - exploration (note 9(c))	1,087,933	18,783
Stock-based compensation - office and administration (note 9(c))	2,522,177	457,373
Trust and filing	234,483	85,684
Loss before the undernoted and income taxes	14,311,529	3,197,621
Loss on disposal of fixed assets	916	–
(Gain) loss on sale of investments	(112,005)	193,150
Mark-to-market adjustments on investments - (gain) loss	(212,000)	166,000
Loss before income taxes	13,988,440	3,556,771
Future income tax recovery (note 11)	(2,371,629)	(1,993,000)

Loss for the year	$11,616,811	$1,563,771

Basic and diluted loss per share (note 3(i))	$0.11	$0.02

Weighted average number of common shares outstanding	104,514,077	91,908,700

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2006	2005
Deficit, beginning of year	$69,610,556	$68,046,785
Loss for the year	11,616,811	1,563,771

Deficit, end of the year	$81,227,367	$69,610,556

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
	2006	2005

Operating activities
Loss for the period	$(11,616,811)	$(1,563,771)
Items not involving cash
Amortization	119,597	1,242
Future income tax recovery	(2,382,000)	(1,993,000)
Loss on disposal of fixed assets	916	–
(Gain) loss on sale of investments	(112,005)	193,150
Non-cash stock-based compensation expense	3,610,110	476,156
Provision for site reclamation cost	405,000	–
Unrealized foreign exchange	(1,708,226)	(3,239,000)
Warrants received for property option agreement (note 7(c))	–	(345,000)
Mark-to-market adjustment on investments (note 7(c))	(212,000)	166,000
Changes in non-cash operating working capital
Amounts receivable	(217,587)	32,810
Inventories	(53,437)	–
Prepaid expenses	(454,827)	41,011
Accounts payable and accrued liabilities	686,578	(107,921)
Cash used in operating activities	(11,934,692)	(6,338,323)

Investing activities
Mineral property acquisition costs	(23,774)	–
Proceeds on sale of investments	547,005	77,850
Purchase of equipment	(1,586,934)	(7,322)
Purchase of shares on exercise of Lumina warrants (note 7(c))	(44,000)	–
Purchase of shares in Kryso Resources Plc (note 5)	(2,274,649)	–
Reclamation deposits	(40,122)	1,088
Cash (used in) generated from investing activities	(3,422,474)	71,616

Financing activities
Common shares issued for cash, net of cash issue costs	32,034,108	6,527,182
Advances (to) from related parties (note 10)	(229,415)	56,886
Cash from financing activities	31,804,693	6,584,068

Increase in cash and equivalents	16,447,527	317,361
Cash and equivalents, beginning of year	17,516,909	17,199,548

Cash and equivalents, end of year	$33,964,436	$17,516,909

Supplementary information
Taxes paid	$10,371	$–
Interest paid	$–	$–
Interest received	$1,256,197	$479,911

Non-cash financing and investing activities
Common shares issued for property (note 9(b))	$7,600,000	$–
Warrants issued for property (note 9(b))	$1,093,000	$–
Warrants issued as share issue cost (note 9(d))	$159,000	$–
Warrants received for mineral property option agreement	$–	$345,000
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$753,849	$–
Increase in mineral property for future income taxes	$3,563,226	$–

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

Mineral Property Interests	Years ended December 31
	2006	2005
Burnstone
Assays and analysis	$82,082	$83,601
Amortization	119,103	85
Drilling	939,705	472,917
Engineering	246,864	1,216,433
Environmental, socio-economic and land	140,183	376,843
Equipment rental	5,647	–
Geological	149,289	439,310
Graphics	2,821	8,552
Property fees and exploration option payments	105,089	155,688
Site activities	267,581	221,127
Provision for site reclamation cost (note 8)	405,000	–
Transportation	4,874	16,532
Exploration expenses before the following	2,468,238	2,991,088
Stock-based compensation (note 9(c))	335,357	13,228
Exploration expenses incurred during the year	2,803,595	3,004,316
Cumulative exploration expenditures beginning of year	21,523,977	18,519,661
Cumulative exploration expenditures, end of year	24,327,572	21,523,977

Burnstone Bulk Sampling
Establishment work	393,129	–
Equipment rental and services	185,314	–
Surface infrastructure	536,019	–
Portal construction	322,257	–
Underground access and infrastructure	443,229	–
Operational costs	966,521	–
Property fees	60,742	–
Exploration expenses before the following	2,907,211	–
Stock-based compensation (note 9(c))	395,000	–
Exploration expenses incurred during the year	3,302,211	–

Hollister
Assays and analysis	14,291	2,881
Amortization	494	–
Drilling	389,823	–
Engineering	118,469	66,935
Environmental, socio-economic and land	511,970	8,490
Geological	401,164	109,781
Graphics	26,724	18,994
Property fees and exploration option payments	155,814	153,856
Site activities	29,408	23,165
Transportation	17,606	5,883
Proceeds on option agreements	–	–
Exploration expenses before the following	1,665,763	389,985
Stock-based compensation (note 9(c))	226,326	1,787
Exploration expenses incurred during the year	1,892,089	391,772
Cumulative exploration expenditures beginning of year	23,300,423	22,908,651
Cumulative exploration expenditures, end of year	25,192,512	23,300,423

Other
Assays and analysis	74,931	96,606
Amortization	–	1,157
Drilling	326,054	298,871
Engineering	45,853	20,755
Environmental, socio-economic and land	1,268	2,064
Equipment rental	20,291	18,276
Geological	320,260	312,802
Graphics	35,308	7,997
Property fees and exploration option payments	1,419	4,254
Site activities	118,182	71,329
Transportation	22,437	14,788
Proceeds on option agreements	–	(345,000)
Exploration expenses before the following	966,003	503,899
Stock-based compensation (note 9(c))	131,250	3,768
Exploration expenses incurred during the year	1,097,253	507,667
Cumulative exploration expenditures beginning of year	334,221	(173,446)
Cumulative exploration expenditures, end of year	1,431,474	334,221

Total exploration expenses before the following	8,007,215	3,884,972
Stock-based compensation (note 9(c))	1,087,933	18,783
Total exploration expenses incurred during the year	9,095,148	3,903,755
Cumulative exploration expenditures beginning of year	45,158,621	41,254,866
Cumulative exploration expenditures, end of year	$54,253,769	$45,158,621

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Great Basin Gold Ltd. ("Great Basin" or the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration and development of mineral property interests. The Company’s principal mineral property interests are the Hollister Gold Property (“Hollister”) (formerly Ivanhoe Gold Property) located in Nevada, United States of America (“USA”), and the Burnstone Gold Property (“Burnstone”) located in the Republic of South Africa (“South Africa”) (note 7).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)      Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)      Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted fair market value.

The Company’s investment in warrants is recorded at estimated fair value.

(c)      Inventory

Materials and supplies inventory is valued at the lower of average cost and replacement cost.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(d)      Equipment

Equipment is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Amortization on equipment used directly on exploration projects is included in exploration expenses until such time the exploration expenditure is being capitalized.

(e)      Reclamation deposits

Reclamation deposits are recorded at cost.

(f)      Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations and the decision to commence development are charged to operations as incurred. Development expenditures incurred subsequent to a development decision, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares at the time the acquisition is closed and shares issued pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

(g)      Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted market price on the date issued.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(h)      Foreign currency translation

All of the Company’s foreign operations are considered integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)      Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

In the Company’s case, basic and diluted loss per share are the same as the effect of the outstanding stock options (note 9(c)) and warrants (note 9(d)) would be anti-dilutive.

(j)      Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term nature. The fair value of amounts due to and from related parties is not determinable due to the related party nature and the lack of a market for such balances. Reclamation deposits which are cash deposits held at financial institutions approximate their fair values due to their nature.

The fair value of investments at December 31, 2006 is estimated to be $2,339,460 (2005 – $179,000) (note 5).

Fair value estimates are made at the date of issuances, and at the balance sheet date, based on relevant market information and information about the financial instruments.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(k)      Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, determination of reclamation obligations, assumptions used in determining the fair value of non-cash stock-based compensation and warrants and determination of valuation allowances for future income tax assets and future income tax liabilities. Actual results could differ from these estimates.

(l)      Segment disclosure

The Company operates in a single segment, being the exploration and development of mineral properties within the geographic areas disclosed in note 12.

(m)      Stock-based compensation

The Company has a share option plan which is described in note 9(c). The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)      Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(o)      Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. To the extent that the asset retirement obligation was created due to exploration activities, the amount capitalized is reduced immediately by a charge to exploration expenses for the same amount. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset. Asset retirement obligations had been assessed by management in 2005 but the amounts were immaterial and consequently, no amounts were recorded in the financial statements.

(p)      Comparative figures

Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current year.

4.	INVENTORY

	December 31	December 31
	2006	2005
Materials and supplies	$53,437	$–

5.	INVESTMENTS

	December 31, 2006		December 31, 2005
	Cost	Fair value	Cost	Fair value

Shares	$2,274,649	$2,339,460	$–	$–
Warrants
Lumina Copper Corp. (note 7(c))	–	–	179,000	179,000
	$2,274,649	$2,339,460	$179,000	$179,000

In December 2006, the Company entered into a share purchase agreement to acquire common shares of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia. Kryso is a publicly traded company on the AIM market of the London Stock Exchange. Pursuant to the share purchase agreement, the Company purchased approximately 15% of the equity in Kryso with the purchase of 10,000,000 shares at 10 pence per share for a total payment of ₤1,000,000 ($2,274,649) and is to receive 5,000,000 warrants exercisable into one common share of Kryso per warrant at an exercise price of 15 pence per share over a two year period. The issuance of the warrants is subject to the approval of Kryso’s shareholders at their next annual general meeting expected to be held in July 2007.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

6.	EQUIPMENT

	December 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Computers	$118,670	$21,520	$97,150	$5,593	$1,040	$4,553
Office, furniture
and fixtures	65,001	8,286	56,715	1,729	202	1,527
Site equipment	1,301,213	86,747	1,214,466	–	–	–
Vehicles	108,432	4,262	104,170	–	–	–
	$1,593,316	$120,815	$1,472,501	$7,322	$1,242	$6,080

7.	MINERAL PROPERTY INTERESTS

Mineral Property Acquisition Costs, net	December 31	December 31
	2006	2005

Hollister Gold Property (note 7(a))	$3,945,348	$3,945,348
Burnstone Gold Property (note 7(b))	106,964,650	94,684,650
Casino Property (note 7(c))	1	1
Kirkland Lake Property (note 7(d))	1	1

	$110,910,000	$98,630,000

(a)	Hollister Gold Property, Elko County, Nevada, United States of America

	December 31	December 31
	2006	2005
Balance, beginning and end of the year	$3,945,348	$3,945,348

From 1997 to 1999, the Company acquired a 100% working interest in the Hollister Gold Property (formerly the Ivanhoe Gold Property) on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

As part of the acquisition agreement, Newmont agreed to manage and complete an approved mine closure plan for the 1.1 square mile area of former mining operations and to fund up to US$4.5 million in closure costs. The agreement provided that overruns beyond the US$4.5 million would be funded two thirds by Newmont and one third by the Company up to a total overrun of US$1.5 million, and thereafter 75% by Newmont and 25% by the Company. The Company paid US$77,725 over the period 2000 to 2004 as its share of the overruns. No amounts were required to be paid in respect of 2006 and 2005.

During 1998, the Company entered into an agreement for the acquisition of a group of claims that form part of the Hollister Gold Property. This agreement, with a term of up to four 20-year terms,

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

provides for annual advance royalty payments of US$50,000 per year until 2017 and thereafter increases to US$55,000 per year from 2018 to 2037. The claims are subject to net smelter return royalties ranging from 2% to 5%.

In August 2002, the Company entered into Earn-In and Joint Operating Agreements (the “Earn-In Agreement”) with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provided that Hecla would vest in a 50% working interest in the Hollister Development Block (“HDB”), which is a portion of the Hollister Gold Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funded a US$21.8 million two-stage advanced exploration and development program, or otherwise achieved commercial production from the HDB. As part of the Earn-In Agreement, 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") were to be issued to Great Basin.

In 2002, 2 million of the 4 million Hecla Warrants exercisable at US$3.73 per share were issued by Hecla to the Company. The 2 million Hecla Warrants were exercised by the Company in 2003 and the shares were subsequently sold by the Company. Under the Earn-In Agreement, one million of the 4 million Hecla Warrants were required to be issued to the Company upon Hecla proceeding to Stage 2 activities, and the remaining one million Hecla Warrants were to be issued upon the completion of Stage 2 and completion of the earn-in.

Concurrent with the issuance of the Hecla Warrants, the Company was required to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla. In 2002, one million share purchase warrants were issued by the Company to Hecla. The remaining one million Great Basin Warrants were required to be issued in two tranches of 500,000 warrants per tranche concurrent with the issuance of the remaining 2 million Hecla Warrants.

Beginning in 2002, Hecla conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. Under the 2002 Earn-In Agreement, the program budget for Stage 1 was agreed to cost US$10.3 million, with work to be completed in an approximate 12 month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla was required, upon completion of Stage 1, to elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million was required to be completed by August 2, 2006, and consisted of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the HDB to the point of commercial production.

In February 2006, the Company and Hecla signed an Earn-In Agreement Amendment (“EIA Amendment”) which resulted in amendments to the 2002 Earn-In Agreement. The main amendments were as follows:

(i)	Hecla commited to complete and fund 100% of the remaining Stage 1 earn-in activities by March 31, 2007.

(ii)

Hecla agreed to fund Great Basin’s share of any Stage 2 activities until such time that a feasibility study has been delivered to Great Basin. Upon such time, Great Basin will reimburse its share of Stage 2 costs to Hecla. Stage 2 activities are those which

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

consist primarily of the development of the HDB into a mining operation, and lead to commercial production.

(iii)	If the decision is made to develop and operate a mine, Hecla must achieve commercial production by August 2, 2009, as a condition of earning a 50% working interest in the project.

(iv)

Hecla is entitled to the proceeds of the first 50,000 ounces of gold (or equivalent) up to the actual costs of Stage I activities, not to exceed $25.07 million, from pre-production Stage 1 activities. Thereafter any pre-production revenues will be equally shared.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating margin per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty per ounce payable would increase should the cash operating margin exceed $200 per gold equivalent ounce and would decrease should the cash operating margin be below $100 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

Subsequent to December 31, 2006, the Company entered into an agreement to acquire Hecla’s 50% earn-in rights and certain tangible assets in the HDB for a total consideration of US$60 million, comprising US$45 million in cash and US$15 million equivalent in Great Basin common shares (approximately 7.94 million shares). The transaction is subject to regulatory approvals and other closing conditions and will require the Company to obtain sufficient financing (note 13).

As at December 31, 2006 and 2005, the Company had posted $103,702 and $63,580 respectively in reclamation deposits with the Bureau of Land Management ("BLM") in respect of exploration drilling on certain areas of the Hollister Gold Property. These deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.

(b)	Burnstone Gold Property, Republic of South Africa

	December 31	December 31
	2006	2005

Balance, beginning of the year	$94,684,650	$94,684,650

Settlement Agreement:
Issuance of 4 million common shares	7,600,000	–
Issuance of 2 million share purchase warrants	1,093,000	–
Share and warrant issuance costs	23,774	–
Future income tax provision	3,563,226	–
	106,964,650	94,684,650

In November 2002, the Company entered into an option agreement (the "Option to Purchase Agreement") with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Former Southgold Shareholders”) to purchase on a staged basis, up

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

to 100% of Southgold. Southgold is a private South African company that at the time held rights to acquire a 100% interest in the Burnstone Gold Property covering approximately 265 square kilometers of the Witwatersrand goldfield in the Republic of South Africa, subject to a statutory requirement that a percentage of its equity or of the property be owned by Historically Disadvantaged South Africans (“HDSA”). Under South African mineral legislation, Southgold must achieve an HDSA ownership target of 15% by April 2009 and 26% by April 2014.

Upon signing the Option to Purchase Agreement the Company paid US$1.25 million ($2,007,561) to the Former Southgold Shareholders and also agreed to conduct a US$1.5 million work program prior to April 30, 2003, which was completed. The Company exercised its option to purchase the shares of the Former Southgold Shareholders and completed the purchase of Southgold by making payments of cash and Great Basin common shares and share purchase warrants to the Former Southgold Shareholders in two staged tranches, as described below.

The Great Basin shares issued to the Former Southgold Shareholders pursuant to the two tranches and the Settlement Agreement (described in (iii) below) are subject to a voting trust agreement, pursuant to which the holders have undertaken to vote with Great Basin management until the earlier of (i) April 30, 2008, or (ii) the time they dispose of such shares in accordance with the Option to Purchase Agreement (“the Agreement”). The Former Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company, of which one has been nominated and elected.

The Company's mineral rights, other than those acquired from GFL and Randex (see (iv) below), were held under option with "old order" mineral right holders, the State, or Municipalities. The Company has converted the "old order" rights to "new order" rights. Certain of the mineral right options were later amended to extend the options and it was acknowledged that the Mineral and Petroleum Resources Development Act was likely to become effective during the existence of the options. The amendments also provided that should the mineral rights lapse during the period of the options so that the Company is not able to exercise the option to purchase the mineral rights, the Company would nevertheless pay the purchase price should a mining right be granted to the Company by the Department of Minerals and Energy over these properties. The potential purchase price is ZAR 7,716,715 (Rands) (approximately $1,275,573).

(i)      Tranche One of the Southgold Option to Purchase Agreement

On April 30, 2003, the Company exercised tranche one of the Option to Purchase Agreement and acquired the right to 49% of the outstanding common shares of Southgold for payments totalling US$2 million ($2,768,990) cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value. A finder’s fee, to a maximum of US$1 million, was payable as the Company acquired Southgold and made expenditures on the Burnstone Gold Property. This finder's fee totalling US$1 million ($1,258,154) was paid in 2003 and was included in acquisition costs.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(ii)      Tranche Two of the Southgold Option to Purchase Agreement

On January 31, 2004, the Company exercised tranche two of the Option to Purchase Agreement and issued 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants to acquire the remaining 51% of the shares of Southgold. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value.

The warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. In January 2005, the 5.5 million share purchase warrants issued pursuant to this tranche were exercised by the warrant holders, for proceeds to the Company of US$4,125,000 ($5,018,062).

(iii)      Settlement Agreement

In July 2006, the Company settled all remaining potential obligations to the Former Southgold Shareholders under the Option to Purchase Agreement pursuant to a settlement agreement dated May 26, 2006, and issued 4 million Great Basin common shares 2 million Great Basin share purchase warrants. The shares were valued at their quoted market value at the time of issue and the warrants were valued at their estimated fair value. The Company has accounted for this issuance as additional consideration for the shares of Southgold.

The warrants are exercisable at US$1.80 for two years from the date of issuance and are subject to an accelerated expiry provision under certain circumstances. Subsequent to December 31, 2006, it was resolved by way of board resolution, passed on February 15, 2007, to allow the exercise price to be in ZAR. The warrants are exercisable at ZAR 12.90 per warrant.

The fair values of the share purchase warrants issued above were estimated using a Black-Scholes option pricing model with the following assumptions:

Settlement
	Agreement	Tranche two	Tranche one
Calculation date	July 18, 2006	January 31, 2004	April 30, 2003
Risk free interest rate	4%	3%	3%
Expected life	2.0 years	1.0 years	1.0 years
Expected volatility	56%	78%	85%
Expected dividends	nil	nil	nil
Exercise price	US$1.80	US$0.75	US$0.75
Market price	C$1.84	C$2.98	C$1.38

(iv)      Acquisition costs of mineral rights from GFL and Randex

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights. Current South African legislation abolishes private ownership of mineral rights (and, possibly, royalties which are bound with those rights) and replaces them with a system which vests mineral tenure in the State. Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

(v)      Black Economic Empowerment Framework Agreement

Subsequent to December 31, 2006, the Company has entered into a framework agreement whereby it expects to achieve compliance with the requirements of South Africa’s broad-based Black Economic Empowerment Act (“BEE”) and thereby secure its new order prospecting rights in respect of Burnstone.

In terms of the framework, Tranter Gold (Proprietary) Limited (“Tranter”), a BEE company, will purchase approximately19.94 million shares (“the BEE Shares”) in Great Basin for ZAR 260 million (approximately US$37 million), which will represent approximately 14.5% of the common shares in the Company (prior to share issuances in respect to the public offering (note 13) and the Hecla purchase (note 7(a))), and thereby acquire a qualifying indirect interest in the Burnstone Gold Project as required under the BEE.

Under the framework agreement, Gold Fields Limited (“Gold Fields”) and its subsidiary GFL have agreed to sell to the Company the net smelter royalty (“NSR”) held by GFL on future gold production from the Burnstone Project (described in (iv)) for ZAR80 million, which will extinguish the Company’s obligation in respect of the NSR. GFL will donate the proceeds of its sale of the NSR to Tranter to allow Tranter to finance ZAR 70 million of the cost of the BEE Shares with the required balance coming from other financial sources available to Tranter.

Additionally, the framework contemplates an alternative transaction whereby Tranter could acquire at least a 26% interest in Southgold. The framework transactions are subject to the negotiation of definitive underlying agreements and South African regulatory and stock exchange approvals.

(vi)      Puma Option

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts over certain portions of the farm Doornhoek 577 IR located on the eastern edge of Burnstone. These options give Puma the right to explore and acquire certain mineral rights on this farm. Pursuant to the Option to Purchase Agreement, the Company agreed to fund 1,500 meters of exploration drilling and related assaying work

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

and other direct exploration costs totaling US$100,000 ($120,000) on this property, which has been met by the Company.

The option granted by Puma is currently valid until June 21, 2007, but is under further negotiation. The Company has to exercise the option in order to secure rights in these farms in the long term.

(c)      Casino Property, Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

In July 2002, the Company agreed to option the Casino Property to Lumina Copper Corp. ("Lumina"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted Lumina an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000 (plus applicable taxes), payable at the option of Lumina in cash or Lumina common shares, provided that Lumina shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. Lumina was required to make interim option payments to Great Basin, at the time that Lumina is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing Lumina market price permitted by the policies of the relevant stock exchange. Lumina would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares.

In June 2003, Lumina listed on the TSX Venture Exchange and accordingly, the Company received a first tranche of warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company in October 2003 and the related shares were then sold. In May 2004, the Company received a second tranche of warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. These warrants were recorded as investments with an estimated fair value of $271,000 (using an expected volatility of 85%, risk free interest rate of 3%, dividends of nil, and a life of 2 years). In February 2005, these warrants were exercised by the Company and the related shares were sold.

In March 2005, the Company received from Lumina a third tranche of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007. These warrants were recorded as investments with an estimated fair value of $345,000 (using an expected volatility of 77%, risk free interest rate of 3%, dividends of nil and a life of approximately 2 years).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

In May 2005, Lumina completed a statutory plan of arrangement to reorganize into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all except Global Copper Corp. are listed on the TSX. On February 14, 2006 the Company and Regalito Copper Corp. (“Regalito”), the successor company to Lumina, agreed to cancel these warrants and replace them with the following, exercisable until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

  In June 2006, the Company exercised the warrants in Northern Peru Copper Corp. and Global Copper Corp. All the shares were sold in June and July 2006. In September 2006, the Company exercised the warrants in Lumina Resources Corp. and sold the related shares.

  The continuity of the number and value of warrants is as follows:

Lumina warrants:	Number of	Carrying
	warrants	value
Received, May 2004	100,000	$271,000
Balance at December 31, 2004	100,000	271,000
Exercised, February 2005	(100,000)	(271,000)
Received, March 2005	100,000	345,000
Mark-to-market adjustments, 2005	–	(166,000)
Balance, December 31, 2005	100,000	$179,000
Cancelled February 2006	(100,000)	–
Received, February 2006	300,000	–
Mark-to-market adjustment, March 2006	–	202,000
Exercised, June 2006	(200,000)	(335,000)
Mark-to-market adjustment, June 2006	–	10,000
Exercised, September 2006	(100,000)	(56,000)
Balance, December 31, 2006	–	$–

  Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000 (plus applicable taxes). If the Option is not exercised and is terminated, Lumina is required to pay property holding costs for a minimum period of two years from the effective date of termination.

  In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

  (d)      Kirkland Lake Property, Ontario, Canada

  In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans to make further significant expenditures on the property. Accordingly, the property was written down to a nominal amount.

  The Company continues to maintain the property in good standing.

8.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The provision for site closure and reclamation costs related to the Burnstone Gold Property is as follows:

Balance, December 31, 2005	$–
Changes during fiscal 2006:
Recognition of initial obligation	405,000
Site closure and reclamation obligations, December 31, 2006	$405,000

  The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 6% per year, is $2.0 million (ZAR 12.4 million) and is expected to be spent over a period of approximately three years beginning in 2023. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 10%, to arrive at a net present value of $405,000.

  The Company does not accrue for asset retirement obligations for the Hollister Gold Property as such cost would be the responsibility of the earn-in partner or a party to whom the property has been optioned.

9.	SHARE CAPITAL

  (a)      Authorized share capital

  The Company’s authorized share capital consists of an unlimited number of common shares without par value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

  (b)      Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2004	86,613,379	$143,341,453
Share purchase options exercised (note 9(c))	1,572,000	1,509,120
Share purchase warrants exercised (note 9(d))	5,500,000	5,018,062
Warrants allocated to share capital on exercise	–	11,360,000
Balance, December 31, 2005	93,685,379	161,228,635
Fair value of stock options allocated to shares issued on exercise		753,849
Private placement, net of share issue costs (note 9(g))	3,333,334	7,033,683
Shares issued for cash, net of share issue costs (note 9(f))	11,200,000	23,058,915
Share purchase options exercised (note 9(c))	1,193,000	1,782,510
Shares issued for Burnstone Gold Property, July 2006 (note 7(b)(iii))	4,000,000	7,600,000
Balance, December 31, 2006	113,411,713	$201,457,592

  (c)      Share option plan

  The Company has a share option plan approved by the shareholders that allows it to grant options to a maximum number of eligible shares equaling a rolling percentage of up to 12.5% of the Company's outstanding common shares, calculated from time to time, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Pursuant to the option plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

  The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted
	average		average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2004	$1.52	7,735,300	2.07
Granted	$1.15	1,480,000
Exercised	$0.96	(1,572,000)
Expired	$1.88	(2,091,300)
Cancelled	$1.88	(310,000)
Balance, December 31, 2005	$1.41	5,242,000	2.60
Granted	$2.21	5,505,000
Exercised	$1.49	(1,193,000)
Cancelled	$1.47	(214,000)
Balance, December 31, 2006	$1.87	9,340,000	2.47

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

  Options outstanding at December 31, 2006 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
September 28, 2007	$1.15	500,000	500,000
December 20, 2007	$1.17	745,000	745,000
December 14, 2007	$1.14	15,000	15,000
December 19, 2008	$1.62	1,900,000	1,900,000
March 31, 2009	$2.07	3,011,000	1,003,665
March 31, 2009	$2.45	180,000	60,000
April 30, 2009	$2.07	107,500	41,250
April 30, 2009	$2.45	456,500	228,250
October 23, 2009	$2.07	400,000	–
December 31, 2010	$1.14	680,000	680,000
April 30, 2011	$2.45	1,255,000	418,333
November 8, 2011	$2.45	90,000	–
Total		9,340,000	5,591,498
Average option price		$ 1.87	$1.65

  The following table summarizes information about share purchase options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	December 31	remaining	exercise	December 31	exercise
prices	2006	contractual life	price	2006	price
$1.00 to $1.24	1,940,000	1.97 years	$1.15	1,940,000	$1.15
$1.50 to $1.74	1,900,000	1.97 years	$1.62	1,900,000	$1.62
$2.00 to $2.24	3,518,500	2.32 years	$2.07	1,044,915	$2.07
$2.25 to $2.49	1,981,500	3.71 years	$2.45	706,583	$2.45
	9,340,000	2.47 years	$1.87	5,591,498	$1.65

  Subsequent to December 31, 2006, the Company issued 210,000 common shares pursuant to the exercise of options at exercise prices between $1.15 to $1.17 per share.

  The exercise prices of all share purchase options granted during each year were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the years ended December 31, 2006 and 2005 which have been reflected in the consolidated statements of operations, is as follows:

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

	Years ended December 31
	2006	2005
Exploration
Engineering	$283,178	$(9,843)
Environmental, socioeconomic and land	11,984	–
Geological	792,771	28,626
Exploration	1,087,933	18,783
Operations and administration	2, 522,177	457,373
Total compensation cost recognized in operations,
credited to contributed surplus	$3,610,110	$476,156

  The grant date fair value of options granted during the year ended December 31, 2006 was $0.91 (2005 – $0.61) .

  The weighted-average assumptions used to estimate the fair value of options vesting during the respective years were as follows:

	Years ended December 31
	2006	2005
Risk free interest rate	4%	3%
Expected life	3.5 years	2.4 years
Expected volatility	55%	55%
Expected dividends	nil	nil

  (d)      Share purchase warrants

  The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December				December 31
Expiry dates	price	31 2005	Issued	Exercised	Expired	2006
May 18, 2007	$2.60	–	672,000	–		672,000
July 18, 2008	US$1.80[1]	–	2,000,000	–		2,000,000
		–	2,672,000	–	–	2,672,000

Note 1:	In February 2007, the exercise price of the warrants expiring July 18, 2008 was changed to ZAR 12.90 (note 7(b)(iii)).

		Outstanding				Outstanding
	Exercise	December				December 31
Expiry dates	price	31 2004	Issued	Exercised	Expired	2005
January 31, 2005	US$0.75	5,500,000	–	(5,500,000)	–	–
		5,500,000	–	(5,500,000)	–	–

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

  The continuity of the value of warrants on the consolidated balance sheets is as follows:

Balance, December 31, 2004	$11,360,000
Changes during 2005
Exercised during 2005, credited to share capital	(11,360,000)
Balance, December 31, 2005	–
Changes during 2006
Warrants issued pursuant to share issuance (note 9(f))	159,000
Warrants issued for Burnstone Gold Property (note 7(b)(iii))	1,093,000
Balance, December 31, 2006	$1,252,000

  (e)       Contributed surplus

  The continuity of contributed surplus on the consolidated balance sheets is as follows:

Balance, December 31, 2004	$4,531,055
Changes during 2005
Non-cash stock-based compensation (note 9(c))	476,156
Balance, December 31, 2005	5,007,211
Changes during 2006
Non-cash stock-based compensation (note 9(c))	3,610,110
Share purchase options exercised, credited to share capital	(753,849)
Balance, December 31, 2006	$7,863,472

  The components of contributed surplus are:

	December 31	December 31
	2006	2005
Fair value of warrants issued which expired unexercised	$221,250	$221,250
Accumulated stock-based compensation	9,065,986	5,455,876
Share purchase options exercised, credited to share capital	(1,423,764)	(669,915)
Total contributed surplus	$7,863,472	$5,007,211

  (f)       Share issuance, May 2006

  On May 18, 2006, the Company completed an offering of 11,200,000 common shares at $2.25 per share for gross proceeds of $25,200,000. The Company paid to the underwriters a commission of $1,512,000 and granted compensation options (“Warrants”) to purchase 672,000 common shares at an exercise price of $2.60 per common share until May 18, 2007. These Warrants have been recorded with an estimated fair value of $159,000 (using expected volatility of 55%, risk free interest rate of 4%, dividends of nil, a share price of $1.90 and remaining life of approximately 1 year). The Company incurred other share issue costs of $470,085 for net cash proceeds of $23,217,915 of which $23,058,915 has been recorded as share capital and $159,000 as warrants.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

  (g)       Private placement financing, July 2006

  In July 2006, the Company completed a private placement financing of 3,333,334 common shares at $2.25 per share for gross proceeds of approximately $7,500,000. The Company incurred share issue costs of $466,317 for net proceeds of $7,033,683.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances	December 31	December 31
	2006	2005
Related party balances receivable
Hunter Dickinson Inc. (a)	$119,506	$–
Plateau Resources (Proprietary) Limited (e)	53,949	–
	173,455	–

Related party balances payable
Hunter Dickinson Inc. (a)	–	6,399
CEC Engineering Ltd. (c)	–	49,561
	$–	$55,960

  Reimbursement for third party expenses and services rendered

	Years ended December 31
	2006	2005
Hunter Dickinson Inc. (a)	$1,755,870	$1,104,875
Hunter Dickinson Group Inc. (b)	–	9,600
CEC Engineering Ltd. (c)	112,348	242,198
Pangea Exploration (Proprietary) Limited (d)	33,855	105,091
Plateau Resources (Proprietary) Limited (e)	$198,642	$212,788

  Related party balances receivable (payable), which are non-interest bearing and are due on demand, are included in amounts receivable (accounts payable and accrued liabilities) on the consolidated balance sheets. Related party balances receivable arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

(a)

  Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Hunter Dickinson Group Inc. was a private company with certain directors in common that provided consulting services to the Company.

(c)	CEC Engineering Ltd. is a private company owned by a director of the Company that provides engineering and project management services at market rates.

(d)

  Pangea Exploration (Proprietary) Limited (“Pangea”) is a private company of which a director of the Company, is an officer. Pangea provided certain accounting and administrative services to the Company on rates negotiated while the officer was dealing at arm’s length with the Company.

(e)

  Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

11.	INCOME TAXES

The estimated tax effect of the significant components within the Company’s future tax liability were as follows:

	December 31	December 31
	2006	2005
Future income tax assets
Mineral properties	$2,641,000	$2,831,000
Loss carry forwards	14,081,000	8,683,000
Equipment	107,000	78,000
Other	1,370,000	299,000
Subtotal	18,199,000	11,891,000
Valuation allowance	(13,341,000)	(11,416,000)
Net future income tax asset	4,858,000	475,000

Future income tax liability
Mineral property interests	(23,695,000)	(19,839,000)
Net future income tax liability	$(18,837,000)	$(19,364,000)

  Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

	December 31	December 31
	2006	2005
Combined Canadian federal and provincial statutory rate	34.12%	34.87%

Income tax at statutory rates	$(4,773,000)	$(1,234,000)
Difference in foreign tax rates	412,000	233,000
Valuation allowance	1,925,000	799,000
Other non-deductible items, Canada	2,061,000	152,000
Change due to foreign exchange	(679,000)	(1,098,000)
Change in tax rate	(643,000)	(820,000)
Non-deductible items, South Africa	–	55,000
Benefit of unrealized foreign exchange loss not included in
income	(721,000)	(174,000)
Other	46,371	94,000
	$(2,371,629)	$(1,993,000)

  At December 31, 2006, the Company had available losses for income tax purposes in Canada totalling approximately $10.3 million (2005 – $7.0 million), expiring in various years from 2007 to 2016. The Company has available resource tax pools in Canada of approximately $7.8 million (2005 – $7.6 million), which may be carried forward and utilized to reduce resource income. Included in these resource tax pools is $2.9 million (2005 – $2.9 million) which is successored, and consequently can only be utilized against taxable income from specific mineral properties.

  At December 31, 2006, the Company had a net operating loss carry forward for United States income tax purposes of approximately US$17.0 million (2005 – US$15.1 million) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2026. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries.

  Future utilization of United States loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occurred on June 30, 1999 with respect to Touchstone Resources Company, a wholly-owned subsidiary of the Company incorporated in the United States. Therefore, approximately $1.6 million of the above United States losses are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses may be limited to approximately US$100,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at some time after June 1999. If so, an additional US$2.1 million of the United States losses will be subject to a similar annual limitation.

  In addition, the Company has an available resource tax pool in the United States of approximately US$3.8 million (2005 – US$3.8 million).

  The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. As at December 31, 2006, the increase in future income tax liability since December 31, 2005 was due to the decrease in the value of the South African Rand compared to the Canadian dollar, changes in timing differences and the difference

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

between the tax and accounting basis of shares issued pursuant to the Southgold Settlement Agreement (note 7(b)(iii)).

12.	SEGMENT DISCLOSURE

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	December 31	December 31
	2006	2005

Canada
Assets other than mineral property interests	$31,308,371	$17,124,154
Mineral property interests	2	2

United States
Assets other than mineral property interests	394,917	171,195
Mineral property interests	3,945,348	3,945,348

Republic of South Africa
Assets other than mineral property interests	7,305,232	764,146
Mineral property interests	106,964,650	94,684,650

Total assets	$149,918,520	$116,689,495

13.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006,

(a)

  the Company filed a preliminary short-form prospectus with the securities regulatory authorities in Canada and the US Securities and Exchange Commission relating to a proposed best efforts public offering. The terms of the proposed offering (including the number of common shares to be issued, price per common share and gross proceeds) are to be determined based on negotiations with the agents and entering into a final agency agreement.

(b)

  the Company entered into an agreement to purchase Hecla’s 50% earn-in rights and certain tangible assets in the HDB for a total consideration of US$60 million (note 7(a)). The purchase is to be financed through the public offering noted above.

(c)

  the Company has entered into a framework agreement whereby Tranter will purchase approximately19.94 million shares (“the BEE Shares”) in Great Basin for ZAR 260 million (approximately US$37 million), which will represent approximately 14.5% of the common shares in the Company (prior to above share issuances), and thereby acquire a qualifying indirect interest in the Burnstone Gold Project as required under South Africa’s broad-based black economic empowerment act (note 7 (b)(v)).